Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net loss	$(24,339)	$(33,327)	$(18,128)	$(27,637)	$(22,698)
Fixed charges	3,456	4,496	5,502	5,661	3,584
Less: Interest Capitalized	—	—	—	—	—

Total Earnings:	$(20,883)	$(28,831)	$(12,626)	$(21,976)	$(19,114)

Fixed Charges:
Interest expense	2,625	3,436	4,363	4,463	2,460
Portion of rent expense representative of interest	831	1,060	1,139	1,198	1,124

Total Fixed Charges	$3,456	$4,496	$5,502	$5,661	$3,584

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $20,883, $28,831, $12,626, $21,976 and $19,114 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.